Ferish Patel T: +65 6962 7510 fpatel@cooley.com	VIA EDGAR

October 9, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor
Dorrie Yale
Nudrat Salik
Brian Cascio

Re:	Opthea Limited
Registration Statement on Form F-1
Filed September 24, 2020
File No. 333-249020

Ladies and Gentlemen:

On behalf of Opthea Limited (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 5, 2020 with respect to the Company’s Registration Statement on Form F-1, filed on September 24, 2020. The Company is concurrently filing the Amendment No. 1 to the Registration Statement on Form F-1, which includes changes made in response to the Comment and certain other changes (the “Amended Registration Statement”).

Set forth below is the Company’s response to the Comment, which for your convenience we have incorporated into this response letter. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form F-1

Exhibits

1.	It is inappropriate to include assumptions that are too broad or assume material facts underlying the opinion. The assumptions set forth in paragraphs (i) and (j) of your Exhibit 5.1 opinion appear to assume material facts related to the issue of whether the shares will be validly issued. Please file an amended 5.1 opinion that does not include these assumptions or explain why each such assumption is necessary and appropriate. For guidance, please see Section II.B.3.a of Staff Legal Bulletin No. 19.

The Company respectfully advises the Staff that it has filed an amended opinion as Exhibit 5.1 to the Amended Registration Statement.

10 Collyer Quay    Level 37    Ocean Financial Centre    Singapore,    049315

t: +65 6962 7500    f: +65 6962 7501    cooley.com

October 9, 2020

Page Two

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at +65 6962 7510 or Div Gupta at with any questions or further comments regarding our responses to the Staff’s Comment. Thank you in advance for your attention to this matter.

Sincerely,

Cooley LLP

/s/ Ferish Patel
Ferish Patel

cc:	Megan Baldwin, Ph.D., Opthea Limited

Mike Tonroe, Opthea Limited

Divakar Gupta, Cooley LLP

Brent Siler, Cooley LLP

John McKenna, Cooley LLP

Milson Yu, Cooley LLP

Edwin O’Connor, Goodwin & Procter LLP

Seo Salimi, Goodwin & Procter LLP

10 Collyer Quay    Level 37    Ocean Financial Centre    Singapore,    049315

t: +65 6962 7500    f: +65 6962 7501    cooley.com